March 15, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:       Division of Corporation Finance

Re:	Luxoft Holding, Inc
First Confidential Submission of Draft Registration Statement on Form F-1
(CIK No. 0001538375)

Dear Sir or Madam:

On behalf of our client, Luxoft Holding, Inc, a company limited by shares incorporated under the laws of British Virgin Islands (the “Company”), we confidentially submit herewith for review by the U.S. Securities and Exchange Commission (the “Commission”) the Company’s first confidential draft registration statement on Form F-1 (the “Registration Statement”).

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended and this Registration Statement is being submitted for confidential nonpublic review under the provisions of the Jumpstart Our Business Startups Act of 2012.  The Company confirms its status as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Please do not hesitate to contact Josh Kiernan at +44 20 7532 1408 or Patrick Rosenthal at +1 212 819 2670 of this firm should you have any questions regarding the Registration Statement and accompanying exhibits.

Sincerely,

/s/ White & Case LLP
White & Case LLP